August 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg

Attn: Lilyanna Peyser

Re:	Innovative International Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 23, 2023
File No. 333-269627

Dear Mr. Anderegg and Ms. Peyser:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 14, 2023, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on June 23, 2023 (“Amendment No. 2”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment No. 2 to Registration Statement on Form S-4

Selected Historical Condensed Financial Information of IOAC, page 45

1. Please revise to also disclose balance sheet data for IOAC for the various periods presented.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page 47 of Amendment No. 3 to disclose balance sheet data for IOAC for the various periods presented.

Comparative Per Share Information, page 50

2. The weighted average shares of non-redeemable ordinary common shares and related earnings per share for the year ended March 31, 2023 on page 51 for Zoomcar Inc. do not agree to the amounts reflected in Zoomcar’s audited statement of operations for this period on page F-47. Please reconcile and revise these disclosures.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has reconciled and revised the disclosure on page 53 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023, page 199

3. Refer to adjustments (h) and (j) – It does not appear that these two adjustments are individually self-balancing in that the debit and credit amounts for each adjustment are not equal. Please revise each of these adjustments so that the debit and credit adjustments to your pro forma balance sheet are equal.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the adjustments on page 221 of Amendment No. 3.

Unaudited Forma Condensed Combined Balance Sheet as of March 31, 2023, page 199

4. Refer to footnote (n) – Please revise the pro forma financial information to give effect the liability and related expense for the earn-out arrangement prior to the planned effectiveness of your Form S-4 registration statement. Also, please disclose the significant assumptions used to determine the amounts of the related pro forma adjustments. Alternatively, please explain why this cannot be completed.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page 216, 219 and 221 of Amendment No. 3 after concluding equity classification for the earn-out arrangement.

Information About Zoomcar

Quarter-over-Quarter Bookings from Returning Users, page 236

5. Please revise your chart of "Quarter-over-Quarter Bookings from Returning Users" to present information that is current as of the periods presented in your filing.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, it has removed the chart of "Quarter-over-Quarter Bookings from Returning Users" in Amendment No. 3.

Zoomcar Inc. Consolidated Balance Sheets, page F-46

6. We note that you have classified the redeemable non-noncontrolling interest of $25.1 million as a component of total equity at both March 31, 2023 and 2022 which is different than your previous classification at March 31, 2022 and December 31, 2022 in the prior amendment to the registration statement where you classified such amount as temporary or mezzanine equity. Given your disclosure in Note 21(b) which indicates that this redeemable non-controlling interest is redeemable on a deemed liquidation event that is outside of your control, please revise to present this redeemable non-controlling interest as temporary or mezzanine equity or explain why you do not believe this is required. Refer to the guidance in ASC 480-10-S99-3A and ASR 268.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, we have updated the classification of redeemable non-noncontrolling interest in the balance sheet on page F-48.

Exhibit 5.1

7. It appears that you intended to define “Merger Consideration Shares” as including all of the shares identified in clauses (i)-(iv) of the second paragraph. If so, please revise accordingly. Otherwise, please advise.

The Company respectfully acknowledges the Staff's comment and advises the Staff that “Merger Consideration Shares” includes only clause (iv) and the Company confirms that the opinion covers all of the securities that are covered by the registration statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer, Innovative International Acquisition Corp.